Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 28, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer O’Brien Raj Rajan John Hodgin
Claudia Rios Laura Nicholson

Re:	Roth CH Acquisition V Co.
Amendment No. 1 to Registration
Statement on Form S-4 Filed
May 13, 2024
File No. 333-277055

Ladies and Gentlemen:

On behalf of Roth CH V Holdings, Inc. (the “Company”), we are hereby responding to the letter dated June 3, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Roth CH Acquisition V Co. (“Original Registrant”) regarding the Original Registrant’s Amendment No. 1 to Registration Statement on Form S-4, filed on May 13, 2024, File No. 333-277055 (the “Registration Statement”). For business reasons, the transaction structure was revised so that the Company would be the ultimate parent at the close of the business combination, In response to the Comment Letter and in order to reflect a revised transaction structure the Company is today filing with the Commission a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus (the “Prospectus”). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Prospectus.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	We note your response to prior comment 37 that the proposal for the approval of the issuance of shares pursuant to the Transaction Financing and the proposal for the issuance of shares contemplated by the Business Combination have now been included as two separate proposals. However, such change is not reflected on the prospectus cover page. Please revise.

RESPONSE: The bifurcation into two separate proposals is now reflected on the cover page of the Prospectus.

Questions and Answers About the Proposals, page 4

2.	We note your response to prior comment 36. Please revise to clarify here and throughout your filing the total number of authorized shares of common stock under the Proposed Certificate of Incorporation as set forth in Proposal 3B. In that regard, we note your disclosure that Proposal 3B is to increase the number of authorized shares of Common Stock to an aggregate of 75,000,000 shares, but also note disclosure on page 111 that the amended charter would authorize an increase in the aggregate number of capital stock of the Combined Company to 75,000,000 and authorize an increase in the amount of common stock of the Combined Company to 70,000,000.

RESPONSE: The Company has clarified on the cover page of the Prospectus and throughout the document that the post-combination company will have an aggregate of 75,000,000 authorized shares, consisting of 70,000,000 shares of common stock and 5,000,000 shares of preferred stock.

What is the impact on non-redeeming Public Stockholders of past stockholder redemptions and stockholder redemptions..., page 11

3.	We note that the “maximum redemptions” scenarios in the tables on pages 12 and 30 assume that no public shares remain outstanding. However, such disclosure does not appear to be consistent with your disclosure on page 73 that ROCL public stockholders would hold 620,864 shares in the “maximum redemptions” scenario. Please advise.

RESPONSE: The Company has revised the tables on pages 12,30,76,81,88 and 91 of the Prospectus to reflect 612,060 shares remaining in the “maximum redemptions” scenarios to be consistent with the other disclosure.

Summary of the Proxy Statement

The Proposals

Proposal 1: The ROCL Business Combination Proposal

Consideration, page 23

4.	We note your response to prior comment 6. Please add a cross reference to the pro forma share ownership table that depicts the adjusted shares based on the Net Debt provision in instances where you indicate that holders of the shares of Company Common Stock will receive an aggregate of 9.0 million shares of Acquiror’s common stock.

RESPONSE: The respectfully advises the Staff that the Company has adjusted the shares in the pro forma financial statements to present 9,000,000 shares pursuant to the First Amendment to the Business Combination Agreement and Plan of Reorganization Amendment dated June 5, 2024 (the “BCA Amendment”) which, among other things, removed the $45,000,000 project financing closing condition, thereby eliminating the adjustment to the NEH merger shares based on the Net Debt of NEH.

Risks Related to NEH, page 33

5.	Please revise the discussion to remove references to possible reserves not disclosed in your filing or addressed in the Appraisal Report included as Annex D and Exhibit 99.5. This comment applies to similar references to possible reserves provided throughout your proxy statement/prospectus.

RESPONSE: The Company has removed the references to possible reserves not disclosed in the filing or addressed in the Appraisal Report from the Prospectus.

We operate on federal and state lands, which have additional rules and regulations related to our business..., page 41

6.	We note your response to prior comment 4 and we reissue such comment in part. Please revise this risk factor to disclose all material risks related to your negotiations with the Bureau of Land Management to determine the royalty rate at which the Company will compensate the BLM for helium produced on the BLM’s federal land.

RESPONSE: The Company has revised the relevant risk factor on page 42 of the Prospectus to reflect the current stage of negotiations with the BLM and the Company’s estimates of the royalties for crude helium, refined gaseous helium and refined liquid helium, noting however that the actual royalty rates ultimately charged from the Company may deviate from such estimates. Similar disclosure has been included in the “Summary of the Proxy Statement” on page 21 of the Prospectus.

The Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive..., page 53

7.	We note your response to prior comment 16 and reissue such comment. Please ensure that your descriptions of the exclusive forum provisions in your current charter and your proposed amended charter are consistent with the provisions contained in your current charter and your proposed amended charter, respectively. For example, the exclusive forum provision set forth in Article Eighth of your proposed amended charter selects the exclusive forum for certain “claims or causes of action under the Delaware statutory or common law” but this is not clear in your description of the provision in this risk factor. As another example, we note that your disclosure on page 181 regarding the exclusive forum provisions in your current charter and your proposed amended charter does not include a complete description of the courts selected in such provisions.

RESPONSE: The Company respectfully advises the Commission that the proposed Articles of Incorporation and bylaws of the Combined Company, a newly-formed Nevada company under the new structure, no longer contain exclusive forum provisions, and the Nevada Revised Statute and applicable law shall govern the matter. As a result, the Prospectus has been revised to exclude all references to exclusive forum provisions.

We may not be able to complete the Business Combination if the Business Combination is considered by the authorities..., page 54

8.	We note your response to prior comment 8 and your disclosure that you may not be able to complete the Business Combination if the Business Combination is considered by the authorities to be subject to U.S. foreign investment regulations, including by the Committee on Foreign Investment in the United States. We also note your disclosure that if you liquidate, your rights will expire worthless. However, it does not appear that rights were offered to investors. Please revise to disclose that if you liquidate, the warrants will expire worthless, or advise.

RESPONSE: The Company has revised the disclosure on page 58 to disclose that if the Company liquidates, the warrants, not rights, will expire worthless.

Unaudited Pro Forma Condensed Combined Financial Statements

Description of the Transactions

Business Combination, page 75

9.	We note from your response to prior comment 20 that no accounting impact has been given to the Earnout Share provision, which you note will be classified within equity under ASC 815. To this end, you state that “As a result of equity classification, the fair value of the shares transferred will be recorded within equity upon the date the shares are granted to the holder (i.e., the date in which the occurrence of Triggering Events I and/or II are met, if they are met.” Please explain to us why you believe that the Earnout Share provision should not initially be measured at fair value. Please provide a more detailed analysis in support of your position, including reference to specific paragraphs you relied upon in ASC 815.

RESPONSE: The Company acknowledges the Staff’s comment and sets for the below its detailed analysis in support of its position that equity treatment for the Earnout Shares, if an when issued, is appropriate.

The following U.S. GAAP requirements were considered in accounting for the Earnout Shares:

1. ASC 480, Distinguishing Liabilities from Equity (“ASC 480”);

2. ASC 815, Derivatives and Hedging, (“ASC 815”);

3. ASC 805, Business Combinations, (“ASC 805”); and

The Earnout Share provisions include a future contingency related to the post-closing entity’s EBITDA threshold, for Triggering Event I and the average of the reported sales prices of one share of Roth common stock, for Trigging Event II. No explicit or implied service conditions are included as part of the agreement terms. There are no employee services or board of director services being provided in exchange for the Earnout Shares; therefore, the Earnout Shares are considered to be representative of contingent consideration.

Next, the Company examined the consideration under ASC 805-10-55-22 (a-h) and concluded the following:

1. there are no elements in the Earnout Share provisions that would require continued employment in the combined entity in order to be eligible to receive the Earnout Shares and no incremental payments to employees exist,

2. there are no elements in the Earnout Share provisions that are based on the duration of continuing employment,

3. there are no elements in the Earnout Share provisions that are based on level of compensation,

4. there are no incremental payments to employees required,

5. there are no elements in the Earnout Share provisions that are based on the number of shares owned,

6. there is no direct linkage to the valuation of the Company, and

7. the Earnout Share provisions includes a future contingency related to the post-closing entity’s EDITDA threshold, for Triggering Event I and the average of the reported sales prices of one share of Roth common stock, for Trigging Event II.

As a result of the conclusions above, the Earnout Share payment provision should be recorded and classified as contingent consideration. Therefore, the transaction is required to be recognized and measured at fair value as of the acquisition date in accordance with ASC 805-30-25-5 through 25-6, which requires that the accounting acquirer’s obligation to pay contingent consideration be classified as a liability or in shareholders’ equity in accordance with ASC 480, Distinguishing Liabilities from Equity, ASC 815, Derivatives and Hedging, or other applicable US GAAP.

ASC 480 applies to each freestanding financial instrument identified within a transaction. In this case, The Earnout Share provision is deemed to be ONE SINGLE freestanding financial instrument that contains TWO units of accounts, which are as follows: 1) EBITDA threshold Earnout Shares, and 2) Average of reported sales prices of one share of Roth Common Stock Earnout Share.

In addition, ASC 480 establishes standards for an issuer’s classification of certain financial instruments with characteristics of both liabilities and equity. Furthermore, the guidance states that “contingent consideration arrangements that obligate an acquirer to deliver its own equity instruments meet the definition of a financial instrument”, in which we have identified the Earnout Shares as freestanding financial instruments that are issuable in accordance with the vesting conditions (or Exercise Contingencies) outlined in the Company’s Business Combination Agreement. We believe such Exercise Contingencies align with the ASC’s definition of contingent considerations as concluded above. ASC 480 discusses the underlying criteria in a contingent consideration arrangement and notes that instruments that “solely or predominantly” vary on the basis of something other than the entity’s shares do not qualify for equity treatment. Management assessed the following criteria to determine if the Earnout Shares and corresponding Exercise Contingencies are within the scope of ASC 480 (with our conclusions in bold below):

1. Mandatorily redeemable financial instruments: The Company concluded that Earnout Shares do not represent a liability under ASC 480-10-25-4 through 25-7 because they are not in the form of an outstanding share subject to redemption for cash or other assets upon the occurrence of an event that is certain to occur.

2. Obligation to repurchase equity shares: The Company concluded that the Earnout Shares do not embody an obligation to repurchase equity shares by transferring assets under ASC 480-10-25-8 through 25-13 because the arrangement is only settleable in common stock.

3. Variable share-settled obligation: The Company concluded that the Earnout Shares do not embody a variable-share obligation under ASC 480-10-25-14(a) through (c) as a result of the following: 1) the monetary value of the obligation is not based solely or predominantly on a fixed monetary amount known at inception that must or may be settled by issuing a variable number of its equity shares. In this case, the determination as to whether the Earnout Shares will be issued is based on the EBITDA level attained which does not impact the number of Earnout Shares to be issued, but rather act as an exercise contingency (i.e., an on/off switch) when determining whether the Earnout Shares will be issued (i.e., either the individuals receive the Earnout Shares or they do not), 2) the monetary value of the obligations is NOT based solely or predominantly on variations in something other than the fair value of the issuer’s equity shares, and 3) the monetary value of the obligations is NOT based solely or predominantly on variations inversely related to changes in the fair value of the issuer’s equity shares.

As a result of the conclusions above, the Earnout Shares are not deemed to be within the scope of ASC 480. Because the arrangement is not subject to ASC 480, the Company considered the guidance in ASC 815 to determine the appropriate classification and measurement. Specifically, ASC 815-40 provides for equity classification if an arrangement or instrument (1) is indexed to the issuer’s stock (ASC 815-40-15) and (2) meets the requirements of the equity classification guidance (ASC 815-40-25).

First, the Company evaluated the instruments contingent exercise provisions in accordance with ASC 815-40-15-7A and concluded that the contingent provisions listed within the Earnout Share provision that trigger the settlements of the arrangement (i.e., EBITDA threshold and average sales price of Roth Common Stock) are not based on either an observable market, other than the market for the issuer's stock or an observable index, other than an index calculated or measured solely by reference to the issuer's own operations; therefore, this transaction is not precluded from being considered indexed to the issuer’s own stock under Step 1.

Next, the Company evaluated the instruments settlement provisions in accordance with ASC 815-40-15-7C and concluded that the EBITDA threshold and the average sales price of Roth Common Stock included within the agreement were evaluated above as a step 1 exercise contingency and NOT a step 2 settlement provision as the settlement provisions merely determine if the fixed number of Earnout Shares will be issued which does not impact the settlement amount of the contract (i.e., the issuance price and/or number of shares to be delivered).

Furthermore, the Company evaluated the Earnout Shares as they relate to the equity criteria of ASC 815-40-25 as follows:

1. Physical settlement is required.

2. The issuer does not have a choice of net cash settlement or settlement in its own shares as physical settlement is required.

3. Cash settlement is not required or permitted.

4. The holder does not have the choice of net cash settlement or settlement in shares as physical settlement is required.

The Company also considered ASC 815-40-25-7 through 25-38 which includes additional conditions that are required to be met for equity classification, and concluded as follows:

1. The entity has sufficient authorized and unissued shares.

2. The contract contains an explicit share limit.

3. There are no required cash payments (with the exception of penalty payments) if entity fails to timely file.

4. There are no cash-settled top-off or make-whole provisions.

As a result of the conclusions above, the Earnout Share provision will be classified within equity under ASC 815. As a result of equity classification, the fair value of the shares transferred will be recorded within equity upon the date on which the shares are granted to the holder (i.e., the date in which the occurrence of Triggering Event’s I and/or II are met, IF they are met). The Earnout Share provision has been disclosed in the S-4 registration statement; however, no accounting impact is deemed to exist as of the date of the S-4 registration statement as a result of Triggering Event’s I and II not being met). The fair value of the shares transferred will be recorded within the financial statements of the post-closing entity as of the date on which the occurrence of Triggering Event’s I and/or II are met, IF they are met. The entry to record the transfer of shares, should it occur, will consist of debit to contingent consideration expense and a corresponding credit to shareholder’s equity in an amount equal to the full fair value of the Earnout Shares transferred.

Basis of Pro Forma Presentation, page 77

10.	We note your response to prior comment 18. Please further expand note (2) to reconcile from the 9.0 million shares to the pro forma shares adjusted for the Net Debt provision, which is currently reflected in the table as 8,311,324 pro forma shares. In addition, please clarify why the NEH promissory notes amount of $45,469,968 does not also include the $2,053,013 notes payable non-current amount shown in the pro forma balance sheet on page 79.

RESPONSE: The Company has adjusted the shares in the pro forma financial statements to present 9,000,000 shares pursuant to the BCA Amendment which, among other things, removed the $45,000,000 project financing closing condition, thereby eliminating the adjustment to the NEH merger shares based on the Net Debt of NEH.

Unaudited Pro Forma Condensed Combined Balance Sheet As of December 31, 2023, page 79

11.	It appears that the adjustment of $45,000,000 to Cash should be labeled A. Please revise as necessary.

RESPONSE: The Company has addressed this comment by removing the $45,000,000 adjustment to cash pursuant the BCA Amendment which, among other things, removed the $45,000,000 project financing closing condition.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, page 84

12.	We note Adjustment D represents the exchange of outstanding NEH shares into 12,730,000 shares of common stock upon the consummation of the Business Combination. Please clarify why the number of shares in this adjustment differs from the pro forma shares attributed to NEH stockholders reflected in the table on page 82.

RESPONSE: The Company has addressed this comment adjusting the exchange of outstanding NEH shares into 9,000,000 shares of common stock upon the consummation of the business combination, pursuant to the BCA Amendment, among other things, removed the $45,000,000 project financing closing condition.

13.	We note that Adjustment E refers to other adjustments, including B, L, G, and J. However, it does not appear that these references align with the proper note. Please address these discrepancies and revise as necessary.

RESPONSE: The Company has corrected the adjustment references on the pro forma balance sheet to the references in Adjustment E to the other adjustments including B, L, G, and J.

14.	We note your response to prior comment 25. However, disclosure on page 27 states that “Pursuant to the Advisor Agreement, in exchange for the termination of the BCMA, Acquiror and the Company mutually agree, jointly and severally, on the date of closing of the Business Combination, to issue to the Advisors an aggregate of 575,000 shares of Acquiror Common Stock and to include such shares as a “registrable security” in the Registration Rights Agreement.” Based on this disclosure, it appears the 575,000 shares in Adjustment H should be given pro forma effect at current fair value. Please advise or revise as necessary.

RESPONSE: On page 89 of the Prospectus, the Company has adjusted the fair value of the shares issued to the advisors to the price per share of ROCL common stock as of June 6, 2024.

15.	We note adjustment K relates to the interest earned subsequent to December 31, 2023. Please revise or explain to us why interest income earned in subsequent period is recorded at December 31, 2023.

RESPONSE: The Company respectfully advises the Staff that interest earned in the Trust Account and the interest withdrawn from the Trust Account subsequent to the pro forma balance sheet has been recorded as an adjustment to the Trust Account balance as it is the opinion of Company management that is necessary to a fair statement of the balance in the Trust Account and the redemption price per share at the consummation of the Business Combination.

16.	We note Adjustment P reflects the proceeds from the NEH debentures and the conversion of the debentures to common stock based on two different scenarios. Please provide us with a reconciliation from the NEH debenture balance of $470,851 to the pro forma conversion into shares of 325,020 and 302,373, as shown in the table on page 77. In addition, please add disclosure to explain i) how the per share conversion amounts were derived under each scenario, ii) the meaning of pre-money valuation, and iii) how $20 million pre-money valuation was determined.

RESPONSE: The Company respectfully advises the Staff that on page 82 of the Prospectus the Company has adjusted the NEH debenture balance to $499,611 per the March 31, 2024, notes to the NEH unaudited financial statements, plus the $148,247 drawn on the debentures subsequent to March 31,2024. The Company has included a table to adjustment O to present how the per share conversion amounts were derived under each scenario. The $20 million pre-money valuation is based on the negotiated terms between the debenture investors and NEH.

Potential Impact on the Per Share Value of Shares Owned by Non-Redeeming Shareholders, page 86

17.	We note from your response to prior comment 21 that “as of the date hereof the Company does not have any binding agreements with respect to the Transaction Financing and therefore it is not included in the unaudited pro forma financial information included in the Registration Statement.” We note, however, that the table presented on page 87 includes the effect of proceeds from the Transaction Financing. Please tell us and include necessary disclosure that clarifies why the proceeds and related shares are considered in this table and not in the pro formas.

RESPONSE: The Company respectfully advises that Staff that in response to the comment, the Company has removed the reference to proceeds from the Transaction Financing from the table on page 92 to be consistent with the pro formas.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Appraisal of Certain Oil and Gas Interests, page 87

18.	Please modify the introductory paragraph to clarify the Appraisal Reports contained in Annex D include estimates of proved and probable oil, natural gas liquids (“NGL”) and natural gas reserves and proved and probable helium reserves.

RESPONSE: The Company has modified the introductory paragraph on page 94 to add the requested clarification.

Proposal 1: The Business Combination Proposal

Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 97

19.	We note your revised disclosure on page 98 of the standardized measure of discounted future net cash flows of $92M in response to prior comment 34. Please clarify why the amount you disclose here does not match the standardized measure disclosure on page F- 52 of $1,049,600.

RESPONSE: The Company has revised the disclosure on page 106 of the Prospectus to provide a reconciliation of net present value of hydrocarbon reserves to standardized measure of discounted future net cash flows, the most comparable GAAP measure.

20.	We note your revised disclosure in response to prior comment 35. Please address the following:

•	Provide explicit disclosure describing the risk that expectations of unusually high and/or sustained future growth of helium revenue may be unrealistic, given the assumptions regarding the new processing plant scheduled to commence operations by Q1 of 2025 and other future events to occur.

RESPONSE: The Company has revised the risk factor on page 38 of the Prospectus to provide the requested disclosure.

New Era Helium Has Proven, Not Prospective, Reserves, page 98

21.	Please revise your discussion to remove disclosure of dollar amounts representing an arithmetic summation of separate estimates for oil and natural gas reserves and helium reserves, if true, and to remove the figure representing an arithmetic summation of estimates from proved and probable reserve categories. Also, please revise your disclosure to remove the reference to a standardized measure of discounted future net cash flows from probable reserves as the guidelines in FASB ASC 932-235-50-30 do not extent to nonproved reserves. Please refer to prior comment 5 and revise your disclosure accordingly.

RESPONSE: The Company respectfully refers the Staff to the revised discussion in the “New Era Helium Has Proven, Not Prospective, Reserves” subsection of the Prospectus.

Information About NEH

Overview, page 143

22.	We note oil and gas producing activities are material to NEH’s business operations and financial position. Therefore, the disclosure specified in Subpart 229.1200, including disclosure pursuant to Items 1202 through 1206 and Item 1208 should be included under appropriate captions. Refer to the requirements in Item 1201 of Regulation S-K.

RESPONSE: The Company respectfully refers the Staff to the revised disclosure in the “Information about NEH” subsection of the Prospectus.

Customers, page 144

23.	Please ensure that exhibit numbers referenced in your prospectus are consistent with the exhibits as filed and referenced in your exhibit index. For example, you state that the Marketing Agreement is filed as Exhibit 10.12. However, Exhibit 10.12 is the New Era Helium Corp 2024 Equity Incentive Plan.

RESPONSE: The Company has ensured that each exhibit number referenced in the proxy statement/prospectus is consistent with the corresponding exhibit as filed and as referenced in the exhibit index.

24.	Please revise to clarify whether the Marketing Agreement with IACX described on pages 143 and 144 is the same agreement as the Gas Purchase Agreement expiring on May 31, 2024 that is described on page 144. Similarly, please revise to clarify whether the Crude Helium Agreement with Badger Midstream Energy, LP described on page 144 is the same agreement as the Badger Helium Sales Agreement with Badger Midstream Energy, LP that is also referenced on page 144.

RESPONSE: The Company advises that the Marketing Agreement with IACX is the same as the Gas Purchase Agreement expiring on May 31, 2024 (“Gas Purchase Agreement”). The Company has revised disclosures throughout the Prospectus to make references to the Gas Purchase Agreement consistent.

The Company also advises that the Crude Helium Agreement with Badger Midstream Energy, LP (“Crude Helium Agreement”) is the same as the Badger Helium Sales Agreement with Badger Midstream Energy, LP referenced. The Company has revised disclosures throughout the Prospectus to consistently refer to such agreement as the Crude Helium Agreement.

25.	Please revise to disclose the term and termination provisions for the Contract for Sale and Purchase of Liquid Helium filed as Exhibit 10.14, the Helium Tolling Agreement filed as Exhibit 10.16, and the Gaseous Helium Sales Agreement filed as Exhibit 10.17. For example, we note the provisions in each agreement providing for early termination by the counterparty in the event of a delayed commencement date. In addition, please include related risk factor disclosure, or tell us why such provisions do not present a material risk.

RESPONSE: The Company has revised the disclosure beginning on page 57 of the Prospectus to disclose the term and termination provisions for the Contract for Sale and Purchase of Liquid Helium, the Helium Tolling Agreement and the Gaseous Helium Sales Agreement. The Company has also provided related risk factor disclosure at page 38 of the Prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NEH

Liquidity and Capital Resources

Cash Flow, page 160

26.	We note your revisions in response to prior comment 48. Please further revise your disclosures to include a discussion of the underlying reasons for material changes in operating assets and liabilities that affect operating cash flows.

RESPONSE: The Company has provided the requested disclosure beginning at page 172 of the Prospectus.

Security Ownership of Certain Beneficial Owners and Management of ROCL and the Combined Company, page 171

27.	We note your response to prior comment 50 and reissue such comment. Please disclose the information required by Item 403 of Regulation S-K regarding NEH, or provide your analysis as to how you have complied with such item. Refer to Item 18(a)(5) of Form S-4. We also note your disclosure that the table provides beneficial ownership disclosure regarding each person who will (or is expected to) become an executive officer or director of the Combined Company upon the closing of the Business Combination. However, we note that you have not included the chief financial officer of the Combined Company in the table.

RESPONSE: The Company refers the Staff to the revised disclosure in the “Security Ownership of Certain Beneficial Owners and Management of ROCL and the Combined Company” subsection of beginning at page 172 of the Prospectus.

Experts, page 195

28.	Please expand the disclosure under the section Experts on page 195 to acknowledge the estimates of reserves appearing in this prospectus for the years ending December 31, 2020, 2021, 2022 and 2023 were prepared by the third-party independent petroleum engineering firm of MKM Engineering (“MKM”). Also obtain and file a revised consent from MKM to additionally reference the estimates as of December 31, 2023 to comply with Item (601)(b)(23) of Regulation S-K.

RESPONSE: The disclosure in the Experts section on page 214 has been expanded to acknowledge that the estimates of reserves appearing in the proxy statement/prospectus for the years ending December 31, 2020, 2021, 2022 and 2023 were prepared by MKM Engineering (“MKM”) and the Company has obtained and filed a revised consent from MKM to additionally reference the estimates as of December 31, 2023.

Appraisal Reports, page 196

29.	We note the “as of” or effective dates of the reserves estimates under this section and presented on pages 196 and 197 are disclosed as January 1, 2024, 2023, 2022, and 2021 and July 1, 2023. Please note, for the purposes of disclosure relating to the individual appraisal reports, the reserves and future cash flows should be presented with an “as of” or effective date corresponding to the ending date of the period covered by the report, e.g. December 31, 2023, to comply with Rule 4-10(a)(22)(v) of Regulation S-X and Instruction 1 to Item 1202(a)(2) of Regulation S-K. Please revised the respective dates here and throughout the proxy statement/ prospectus, including Annex D and Exhibits 23.4 and 99.5, respectively.

RESPONSE: The Company refers the Staff to the updated effective dates for disclosures relating to the individual appraisal reports in the Prospectus.

New Era Helium Corp. Notes to Consolidated Financial Statements

Note 5. Oil and Natural Gas Properties, page F-40

30.	We note your revised disclosure in response to prior comment 56. Please further revise to disclose the total amount of amortization expense per equivalent physical unit of production. Refer to Rule 4-10(c)(7)(i) of Regulation S-X.

RESPONSE: The Company refers the Staff to the revised disclosure in Note 17, which now includes the total amount of amortization expense per equivalent physical unit of production.

Note 17. Supplemental Oil and Natural Gas Disclosures (Unaudited)

Oil and Natural Gas Reserves, page F-50

31.	We note the disclosure of total proved oil and proved developed oil reserves appears to exclude the estimated reserves disclosed elsewhere on page 196 for the year ending December 31, 2022. Please revise your disclosure to comply with the requirements in FASB ASC 932-235-50-4 and incorporate such changes as necessary to resolve any inconsistencies in the reconciliation of the changes in total proved oil reserves for the year ended December 31, 2022 to comply with the requirements in FASB ASC 932-235-50-5.

RESPONSE: The Company refers the Staff to the revised disclosure in Note 17.

32.	Please expand your disclosure to explain the significant changes in your total proved reserves for each line item shown in the reconciliation, other than production, during each of the periods presented. Your revised disclosure should separately identify and quantify each factor, including offsetting factors, such that the change to each line item is fully explained.

In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

RESPONSE: The Company refers the Staff to the revised disclosure in Note 17.

33.	Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type presented on page F-51 to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g. December 31, 2020 to comply with the requirements in FASB ASC 932-235-50-4.

RESPONSE: The Company refers the Staff to the revised disclosure in Note 17.

Exhibits

34.	We note that certain material contracts filed as exhibits were not filed in a text-searchable format. Please ensure each such exhibit is in the proper text-searchable format. Refer to Item 301 of Regulation S-T. Please re-file the respective exhibits to your registration statement.

RESPONSE: The Company has refiled Exhibits 10.13, 10.14, 10.16, 10.17., 10.18 and 99.5 to ensure that each has searchable text.

Exhibit 99.5, page II-2

35.	Please expand the discussion under the section Primary Economic Assumptions on page 3 to provide an explanation for the future gross revenue attributed to “Other” in Tables 2, 3, and 4 relating to Proved Developed Producing Hydrocarbons, Proved Developed Behind Pipe Hydrocarbons and Proved Developed Shut-In Hydrocarbons to comply with Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 95 of the Prospectus.

36.	Please modify the discussion under the section Primary Economic Assumptions on page 3 to remove the statement indicating present worth is calculated using an “arbitrary” rate of 10 percent as this discount factor is required by FASB ASC 932. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 95 of the Prospectus.

37.	Disclosure on page 21 of the proxy statement/prospectus indicates NEH is currently in negotiations with the Bureau of Land Management (“BLM”) to determine the royalty rate at which NEH will compensate the BLM for helium produced on the BLM’s federal land. Please expand the discussion under the section Primary Economic Assumptions on page 3 to clarify the assumptions regarding the determination of an appropriate royalty rate for use in calculating the net helium reserves presented in the report and explain why you believe the assumed rate is reasonably certain to comply with Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 95 of the Prospectus.

38.	Disclosure on page 19 of the proxy statement/prospectus indicates the Pecos Slope Plant is expected to produce approximately 87 Mcf per day of gaseous helium. Please expand the discussion of the Primary Economic Assumptions on page 3 to clarify the forecasts of proved and probable helium are consistent with the indicated plant processing capacity, if true. To the extent that the forecast helium production rates exceed the disclosed 87 Mcf per day, please expand the discussion to clarify the reasons for using a higher forecast production rate. Refer to the disclosure requirements in Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 95 of the Prospectus.

39.	Disclosure on page 19 of the proxy statement/prospectus indicates NEH has two 10-year contracts representing a combined volume of 320 MMcf of helium. Please expand the discussion of the Primary Economic Assumptions on page 3 to clarify the forecasts of proved and probable helium are consistent with the indicated contracted volumes, if true, and further clarify the assumptions regarding the continued production of helium upon termination of the current contracts. If the forecast volumes of proved plus probable helium exceed the total contracted amount over the first ten years, please expand the discussion to clarify the reasons for forecasting a higher volume. Refer to the disclosure requirements in Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 95 of the Prospectus.

40.	The discussion on page 4 under the heading Gas Prices indicates a gas price of $2.88 per Mcf was used from January 2024 through March 2025. This price appears inconsistent with the comparable price based on the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price. Please expand the disclosure under the section Gas Prices on page 4 to provide the reason(s) for using a different price over the indicated period. Refer to Rule 4-10-(a)(22)(v) of Regulation S-X and the disclosure requirements in Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure on page 89 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 95 of the Prospectus.

41.	Please expand the discussion under the section Operating Expenses, Capital Costs and Abandonment Costs on page 5 to additionally address the source of the transportation costs used in the report and clarify the reason(s) future forecasts of helium production do not appear to include any operating costs, processing fees, or transportation costs, if true. Refer to the requirements in Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure on page 90 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 97 of the Prospectus.

42.	Please expand the discussion under the heading Helium Prices on page 4 to clarify the extent to which the helium price used in the report is related to a contractually specified price, and if so, the disclose the duration of the contract(s) and the assumptions for the price upon termination of the current contact(s). This comment also applies to the disclosure on page 89 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 96 of the Prospectus.

43.	Please expand the discussion of the capital costs included as future investments under the section Operating Expenses, Capital Costs and Abandonment Costs on page 5 to further describe the type and related purpose for the various costs included in the reserves report, other than those attributable to future abandonment costs. Refer to the requirements in Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure on page 90 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 97 of the Prospectus.

44.	We note disclosure of three separate components of proved developed hydrocarbon reserves: Table 3 Proved Developed Behind Pipe, Table 4 Proved Developed Non- Producing, and Table 5 Proved Developed Shut-In. Please expand the discussion under the section Operating Expenses, Capital Costs and Abandonment Costs on page 5 to clarify the basis for differences between the various producing status categories. Refer to the requirements in Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure on page 90 in the proxy statement/prospectus.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 97 of the Prospectus.

45.	We note the discussion under the section Operating Expenses, Capital Costs and Abandonment Costs on page 5 indicating there are additional undeveloped reserves to be developed after a 50 years’ time limit. We also note the corresponding forecasts of future production in Tables 6 and 8 relating to proved and probable undeveloped hydrocarbon reserves indicate material amounts of these reserves are not scheduled to be converted to developed status within five years of the most recent fiscal year end in this proxy statement/prospectus.

Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X regarding the requirement to have an adopted development plan indicting your undeveloped reserves are scheduled to be drilled within five years, and question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) regarding the specific circumstance that justify a period longer than five years to begin development of your reserves, and explain to us your rationale for the disclosure of these undeveloped reserves.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 and updated corresponding disclosures on page 97 of the Prospectus.

46.	Please remove Tables 1 and 12 presenting the arithmetic summation of information relating to the individual estimates from proved and probable hydrocarbon and helium reserve categories. Refer to question 105.01 in our Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 the Prospectus.

47.	We note certain estimates of proved developed producing and proved developed non- producing reserves (including behind pipe and non-producing) include reserves for certain years with annual or cumulative negative undiscounted future net income. For example, year 2024, years 2033 through 2038, the remainder after 2038, and the total future cash net cash flows for Proved Developed Producing Hydrocarbons in Table 2; the remainder after 2038 for Proved Developed Behind Pipe Hydrocarbons in Table 3; and cumulative cash flows through 2038 and the total future net cash flows for Proved Developed Non- Producing Hydrocarbons in Table 4. Please provide us with an explanation in reasonable detail for each instance where you disclose proved reserves with negative future net cash flows. Also tell us why these reserves meet the requirements to be classified as proved reserves at December 31, 2023. Refer to the definitions of economically producible, proved reserves, and reserves in Rules 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X, respectively.

RESPONSE: The Company refers the Staff to the updated reserve report filed as Exhibit 99.5 the Prospectus.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane
Partner
Loeb & Loeb LLP